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                                                                October 22, 1999

Condev Land Fund II, Ltd.
Third Quarter 1999

Dear Limited Partner:

The financial statements of the Partnership for the third quarter of 1999 are on the reverse side hereof. The sale of the property located at Alafaya Trail and McCulloch Road in Seminole County, Florida was concluded in July and a total of $923,728 or $31 per unit was distributed on to limited partners on August 6. As of September 30, 1999, the net asset value (book value) per unit of limited partner interest was $60.34. As of September 30, 1999, the Partnership owned or had an interest in one remaining property.

Glenbrook P.U.D.. This property, located on US Highway 27 just north of State
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Road 192 in Lake County, Florida, consists of three separate parcels: multi-
family, commercial, and single-family. The multi-family parcel has been under contract with a developer of affordable apartments since January 1998. Since the last quarterly report, all of the buyer's differences with the Florida Housing Finance Authority have been resolved, and the Partnership has been successful in reinstating the contract for sale. The latest possible closing date has been set for December 31, 1999, but the buyer is attempting to close in early November, 1999. The contract for sale of the 71-acre single family site has been restructured to include an increased non-refundable deposit, a new closing date of November 30, 1999, and consideration for the extended closing date. The 20-acre commercial tract continues to be under contract with a developer who specializes in retail development. Following an extension payment to the Partnership, the Inspection Period under this contract has been extended to November 15, 1999, with Closing to be on or before December 15, 1999.

We continue to make every effort to sell the Partnership properties at fair market price and with reasonable terms and conditions. Unfortunately, in the current environment of longer permitting periods taken by regulatory authorities, delays are inevitable, and buyers are reluctant to close on transactions until they are assured that the necessary development permits will be issued. It is often better to grant an extension on an existing contract than to start the entire sales process over again. In every case when an extension is requested, the general partner requires that the partnership be compensated for the delay, and only grants extensions where there is a strong likelihood that the contract holder will be able to close on the contract if the extension is granted.

Please feel free to contact the Investor Relations office if you have any questions or would like additional information concerning your investment.

Sincerely yours,

CONDEV ASSOCIATES